[LETTERHEAD OF KILPATRICK TOWNSEND & STOCKTON LLP]	Suite 900 607 14th St., NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858

November 5, 2012	direct dial 202 508 5852 direct fax 202 204 5614 eolifer@kilpatricktownsend.com

Christian Windsor

Senior Attorney

Mail Stop 4720

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	United Community Bancorp

Pre-effective Amendment No. 5 to Registration Statement on Form S-1

File No. 333-172827

Dear Mr. Windsor:

On behalf of United Community Bancorp (the “Company”) enclosed for filing is Pre-Effective Amendment No. 5 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits. The Amended Registration Statement has been marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from Pre-Effective Amendment No. 4 to the Company’s Registration Statement on Form S-1, which was filed with the Securities and Exchange Commission (the “SEC”) on October 23, 2012.

Amendment No. 4 to Form S-1

Comment No. 1. We note your revised disclosure stating that in the event of a syndicated offering you expect that “investors would follow the same general procedures applicable to purchasing shares in the subscription and community offerings with certain additional procedures.” Please revise to clarify what you mean by “the same general procedures” and “certain additional procedures.”

Response to Comment No. 1:

The first full paragraph on page 162 of the prospectus has been revised in response to the comment.

Comment No. 2. We note your revised disclosure stating that the Company will use “‘[s]weep’ arrangements and other settlement procedures . . . in a syndicated offering to the extent consistent with then-existing guidance of the Securities and Exchange Commission.” Please revise to clarify the meaning of “other settlement procedures.” Also revise to clarify what you mean by “then-existing guidance” of the Commission. For example, does this phrase refer to 10b-9 and 15c2-4 of the Securities Exchange Act of 1934 and the Commission’s guidance and interpretation of such rules?

Mr. Christian Windsor

November 5, 2012

Response to Comment No. 2:

The first full paragraph on page 162 of the prospectus has been revised in response to the comment.

Additionally, as discussed with the SEC Staff, the Company acknowledges that if it determines to: (i ) utilize sweep arrangements or delivery versus payment settlement procedures in a syndicated community offering, or (ii) undertake a firm commitment underwritten offering that deviates from the standard structure used in firm commitment underwritings, that the SEC would view either of such actions as a change to the plan of distribution as disclosed in the prospectus (under the section entitled “The Conversion and Offering—Syndicated or Firm Commitment Underwritten Offering” ) that would require revised disclosure be submitted in a post-effective amendment to the Amended Registration Statement.

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If you have any questions or further comments, please contact the undersigned at (202) 508-5852 or Victor L. Cangelosi at (202) 508-5854.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Edward G. Olifer

Edward G. Olifer

cc:	William F. Ritzmann, President and Chief Executive Officer,

      United Community Bancorp

David Lin, U.S. Securities and Exchange Commission (Mail Stop 4720)

Marc Thomas, U.S. Securities and Exchange Commission (Mail Stop 4720)

Victor L. Cangelosi, Kilpatrick Townsend & Stockton LLP

Erich M. Hellmold, Kilpatrick Townsend & Stockton LLP